As filed with the Securities and Exchange Commission on October 26, 2016

SEC File No. 812-14676

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

In the Matter of:

TRANSAMERICA FUNDS

TRANSAMERICA SERIES TRUST

and

TRANSAMERICA ASSET MANAGEMENT, INC.

AMENDED APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT

COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 18(f) AND 21(b);

UNDER SECTION 12(d)(1)(J) FOR AN EXEMPTION FROM SECTION 12(d)(1);

UNDER SECTIONS 6(c) AND 17(b) FOR AN EXEMPTION FROM SECTIONS 17(a)(1),

17(a)(2) AND 17(a)(3); AND UNDER SECTION 17(d) AND RULE 17d-1 TO PERMIT

CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

Please direct all communications, notices and orders regarding this Application to:

Tané T. Tyler, Esq.

Director, Vice President, Associate General Counsel,

Chief Legal Officer and Secretary

Transamerica Asset Management, Inc.

1801 California Street, Suite 5200

Denver, Colorado 80202

Phone: (720) 493-4256

Email: tane.tyler@transamerica.com

Copies to:

Paul B. Raymond, Esq.

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, Massachusetts 02110

Phone: (617) 951-8567

Fax: (617) 951-8736

Email: paul.raymond@morganlewis.com

This Application (including Exhibits) contains 33 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: Transamerica Funds; Transamerica Series Trust; and Transamerica Asset Management, Inc. 1801 California Street Suite 5200 Denver, Colorado 80202 File No. 812-14676	: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :	Amended Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 18(f) and 21(b); under Section 12(d)(1)(J) for an exemption from Section 12(d)(1); under Sections 6(c) and 17(b) for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and under Section 17(d) and Rule 17d-1 to permit certain joint arrangements and transactions

I.	STATEMENT OF FACTS

Transamerica Funds, Transamerica Series Trust (each a “Trust” and collectively the “Trusts”), each an open-end management investment company, and the series thereof (each a “Fund” and, collectively, the “Funds”), together with Transamerica Asset Management, Inc. (the “Initial Adviser”) (each Trust and the Initial Adviser an “Applicant” and, together, the “Applicants”), hereby apply for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to permit certain joint arrangements as described herein (the “Application”).

Applicants request that the order also apply to any existing or future series of the Trusts and to any other registered open-end management investment company or series thereof for which the Initial Adviser and each successor1 thereto or a person controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the Act) with the Initial Adviser (each an “Adviser”) serves as investment adviser. Certain of the Funds either are, or may be, money market funds that comply with Rule 2a-7 of the Act (each a “Money Market Fund” and collectively, the “Money Market Funds” and they are included in the term “Funds”).2 All Funds that currently intend to rely on the requested order have been named as Applicants, and any other Fund that relies on the requested order in the future will comply with the terms and conditions of the Application.

II.	INTRODUCTION

The requested relief will permit the Applicants to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes (the “Interfund Lending Program”), provided that the loans are made in accordance with the terms and conditions described in this Application. The relief requested will enable the Funds to access an available source of money and reduce costs incurred by the Funds that need to obtain loans for temporary purposes. The relief requested also will permit those Funds that have cash available to: (1) earn a return on the money that they might not otherwise be able to invest; or (2) earn a higher rate of interest on investment of their short-term balances. Applicants submit that the requested exemptions are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

[1]	For purposes of the requested order, “successor” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]	Although Money Market Funds are applicants, they will not participate as borrowers because such Funds rarely need to borrow cash to meet redemptions.

III.	BACKGROUND

A.  The Applicants

Transamerica Funds and Transamerica Series Trust are Delaware statutory trusts. Each has issued one or more series, each series of shares having its own investment objective and its own investment policies. The Board of Trustees of each of Transamerica Funds and Transamerica Series Trust (each a “Board,” and referred to herein collectively as the “Boards”) has the authority to create additional series and may do so from time-to-time. Each Fund is registered with the Commission under the Act as an open-end, management investment company.3 Each Fund currently offers its shares pursuant to a currently effective registration statement registering its shares under the Securities Act of 1933, as amended (the “1933 Act”).

The Initial Adviser is a Florida corporation that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser is directly owned by Transamerica Premier Life Insurance Company (“TPLIC”) (77%) and AUSA Holding, LLC (“AUSA”) (23%), both of which are indirect, wholly owned subsidiaries of Aegon NV. TPLIC is owned by Commonwealth General Corporation (“Commonwealth”). Commonwealth and AUSA are wholly owned by Transamerica Corporation (DE). Transamerica Corporation (DE) is wholly owned by The Aegon Trust, which is wholly owned by Aegon International B.V., which is wholly owned by Aegon NV, a Netherlands corporation, and a publicly traded international insurance group. As of March 31, 2016, the Initial Adviser managed assets of approximately $74 billion.

Adviser will serve as investment adviser to each Fund, and to the extent applicable, oversee the activities of any sub-adviser to a Fund (the “Sub-Adviser”). Any Sub-Adviser, to the extent one is used by a Fund, will perform its work pursuant to a sub-advisory agreement, and will be responsible for sub-advising all or a portion of the relevant Fund’s assets under the supervision of the Adviser. Each Adviser will be registered under the Advisers Act. Every Sub-Adviser will be registered as an investment adviser under the Advisers Act or not subject to registration.

Each Fund is or will be prior to participating in the Interfund Lending Program authorized by its investment policies, objectives, and strategies to invest in money-market securities, as well as engage in temporary borrowing and lending.

B.  Current Lending and Borrowing

At any particular time, those Funds with uninvested cash may, in effect, lend money to banks or other entities by entering into repurchase agreements or purchasing other short-term instruments. At the same time, other Funds may need to borrow money from the same or similar banks for temporary purposes, to cover unanticipated cash shortfalls such as a trade “fail” or for other temporary purposes. Certain Funds may borrow for investment purposes;4 however, such Funds will not borrow from the Interfund Lending Program for the purposes of leverage.

[3]

All entities that currently intend to rely on the requested order have been named as Applicants, and any other entity that relies on the requested order in the future will comply with the terms and conditions set forth in the Application.

[4]	The Funds that do not borrow for investment purposes may engage in investment activities, such as short sales or derivatives, which may have the effect of investment leverage.

The Funds may in the future establish a line of credit with one or more banks for liquidity purposes; however, at this time, the Funds are not parties to any such credit facilities with banks (“Bank Borrowings”). The Funds have an overdraft facility with their custodian. Applicants expect that custodian overdrafts will remain available after any order requested herein is granted.

C.  Consideration by the Boards

The Boards have determined that it is prudent to provide for options for liquidity in case of an unexpected volume of redemptions or an unanticipated cash shortfall due to settlement failures. On any given day, Funds may have available cash that from time-to-time cannot be invested because the money markets may be effectively closed, and these Funds could benefit by lending the money to the Funds that need to borrow the money. Therefore, the Boards have concluded that the ability to borrow between and among the Funds would benefit both the borrowing Fund and lending Fund.

D.  The Interfund Lending Program

Pursuant to the order requested in this Application, the Funds would be authorized to enter into a master interfund lending agreement (“Interfund Lending Agreement”) with each other that will allow each Fund whose policies permit it to do so, to lend money directly to and borrow money directly from other Funds for temporary purposes through the Interfund Lending Program (an “Interfund Loan”). While custodian overdrafts generally could supply Funds with needed cash to cover unanticipated redemptions and “sales fails,” under the proposed Interfund Lending Program, a borrowing Fund would pay lower interest rates than those that would be typically payable under an overdraft with the custodian. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in overnight repurchase agreements or other substantially equivalent short-term instruments. Thus, the proposed Interfund Lending Program would benefit both borrowing and lending Funds. Although the Interfund Lending Program would reduce the Funds’ need to draw through custodian overdrafts, in the future, the Funds would be free to establish lines of credit or other borrowing arrangements with banks. The Funds would continue to have the option of using custodian overdrafts if it is determined at the time that an urgent need arises and such course of action is more appropriate.

It is anticipated that the Interfund Lending Program would provide a borrowing Fund with significant savings at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes and certain Funds have insufficient cash on hand to satisfy such redemptions. Another example could arise if shareholder redemption requests dramatically increase during a period of unusual market activity and cause the Funds to require short-term liquidity. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions and/or fixed income instruments). However, redemption requests for the Funds normally are effected on a trade date plus 1 (T+1) basis - i.e., the day following the trade date. The Interfund Lending Program would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

It is also anticipated that a Fund could use the Interfund Lending Program when a sale of securities “fails,” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. “Sales fails” may result in a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. Alternatively, the Fund could: (i) “fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment. Use of the Interfund Lending Program under these circumstances would enable the Fund to have access to immediate, short-term liquidity.

The interest rate charged to the Funds on any Interfund Loan (“Interfund Loan Rate”) would be determined daily, as applicable, by the Interfund Lending Program Team (as defined below) and would be the average of the (1) “Repo Rate” and (2) the “Bank Loan Rate,” each as defined below.

The “Repo Rate” would be the highest or best (after giving effect to factors such as the credit quality of the counterparty) current overnight repurchase agreement rate available to a lending Fund. The “Bank Loan Rate” for any day would be calculated by the Interfund Lending Program Team on each day an Interfund Loan is made according to a formula established by each Board. The formula is designed to approximate the lowest interest rate at which a bank short-term loan would be available to the Fund. The formula would be based upon a publicly available rate (e.g., Federal funds rate and/or LIBOR) plus an additional spread of basis points and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to approval of each Board. In addition, each Board would periodically review the continuing appropriateness of reliance on the formula used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Fund. The continual monitoring and adjustment of the Bank Loan Rate to reflect changes in prevailing bank loan rates, as well as the method of determining the Bank Loan Rate, would ensure that the Bank Loan Rate remained consistent with current market rates and representative of the cost of borrowing from banks to satisfy the Funds’ short-term needs. The Interfund Loan Rate would be the same for all borrowing Funds on a given day. Applicants submit that these procedures provide a high level of assurance that the Bank Loan Rate will be representative of prevailing market rates.

Certain members of the Adviser’s investment professionals and administrative personnel (the “Interfund Lending Program Team”) will administer the Interfund Lending Program. No portfolio manager of any Fund will serve as a member of the Interfund Lending Program Team.

On any day when a Fund needs to borrow money, the Interfund Lending Program Team will consider the cash positions and borrowing needs of all Funds. The Interfund Lending Program Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds. The Interfund Lending Program Team will not solicit cash for the Interfund Lending Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. Under the proposed Interfund Lending Program, the portfolio managers for each participating Fund, which would be employees of the Adviser or Sub-Adviser, as applicable, would have the ability to provide standing instructions to participate daily as a borrower or lender. Once the Interfund Lending Program Team has determined the aggregate amount of cash available for loans and borrowing demand, the Interfund Lending Program Team will allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds.

Applicants anticipate that there typically will be far more available uninvested cash each day than borrowing demand. Therefore, after the Interfund Lending Program Team has allocated cash for Interfund Loans, any remaining cash will be invested in accordance with any standing instruction of the relevant portfolio manager, or such remaining amounts will be invested directly by the portfolio managers of the Funds. The Interfund Lending Program Team will also consider how much earned lending revenue each Fund has had and attempt to allocate borrowing across all Funds that may make Interfund Loans in an equitable fashion. If there is not enough cash available to meet all needs, the Interfund Lending Program Team will decide the amount of cash that will be allocated to each Fund needing to borrow money.

An Interfund Loan will be made only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the Repo Rate, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate. Thus, no Interfund Loan would be made on terms unfavorable to either the lending Fund or the borrowing Fund relative to these measures.

The Interfund Lending Program Team would allocate borrowing demand and cash available for lending among the Funds on what the Interfund Lending Program Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as the time a Fund files a request to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each Interfund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction. To ensure the Interfund Lending Program will not interfere with an investment program, portfolio managers may elect for their funds not to participate in the Interfund Lending Program for whatever amount of time they believe necessary to complete the investment program. The Interfund Lending Program Team will honor the election, and the Adviser or the applicable Sub-Adviser will continue to manage the short-term cash of those Funds opting out of the Interfund Lending Program in accordance with established operating procedures.

The procedures for allocating cash among borrowing Funds and determining loan participations among lending Funds, together with related administrative procedures, will be approved by each Board, including a majority of its Board members who are not “interested persons,” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), to ensure that both borrowing and lending Funds participate on an equitable basis. Adviser or the Sub-Adviser, as applicable, through the Interfund Lending Program Team, would report quarterly to the Board on the participation of the various Funds in the Interfund Lending Program. Each Board would review at least quarterly each Fund’s participation in the Interfund Lending Program to assure that transactions were effected in compliance with any order permitting such transactions and would review at least annually the continuing appropriateness of: (i) the administrative procedures; (ii) the Interfund Loan Rate; and (iii) the Funds’ participation in the Interfund Lending Program. In the event an Interfund Loan is not paid according to its terms and a default is not cured within two business days from maturity or from demand for payment, Adviser would refer the loan for arbitration to an independent arbitrator selected by the relevant Board(s), who would have binding authority to resolve any problem promptly.

The Interfund Lending Program Team would (i) monitor the Interfund Loan Rate and other terms and conditions of the Interfund Loans; (ii) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (iii) implement and follow procedures designed to ensure equitable treatment of each Fund; and (iv) make quarterly reports to the Board of each Fund concerning any transactions by the applicable Fund under the Interfund Lending Program and the Interfund Loan Rate charged. Adviser or the Sub-Adviser, as applicable, through the Interfund Lending Program Team, would administer the Interfund Lending Program as disinterested fiduciaries as part of their duties under the investment management agreement with each Fund and would receive no additional fee as compensation for their services in connection with the administration of the Interfund Lending Program. This means no Fund will pay any additional fees in connection with the administration of the Interfund Lending Program (i.e., the Funds will not pay: standard pricing, record keeping, book keeping or accounting fees in connection with the Interfund Lending Program).

Under the proposed credit facility, it is anticipated that most loans extended to the Funds would be unsecured. The proposed credit facility would permit a Fund to borrow on an unsecured basis if the Fund’s total borrowings from all sources were less than or equal to 10% of its total assets immediately after the interfund borrowing. If a Fund had a secured loan outstanding from any other source or if the Fund’s outstanding borrowings immediately after the interfund borrowing were greater than 10% of its total assets, the Fund could borrow only on a secured basis. Each Fund will borrow in compliance with the investment restrictions for that Fund. If the total outstanding borrowings from all sources of a Fund with outstanding Interfund Loans exceeded 10% of its total assets, the Fund would reduce indebtedness to 10% or less of total assets, or secure each outstanding Interfund Loan.

In addition, amounts borrowed through the proposed credit facility would be reasonably related to a Fund’s temporary borrowing need. In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. The duration of any loans made under the proposed credit facility would be limited to the time required to receive payment for securities sold, but in no event more than seven days. All loans would be callable on one business day’s notice by the lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time. While the Funds would pay interest on the borrowings, the Funds would not pay any fees in connection with any early repayment of an Interfund Loan.

No Fund may participate in the Interfund Lending Program unless (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law, (ii) the Fund has fully disclosed all material information concerning the Interfund Lending Program in its registration statement on Form N-1A; and (iii) the Fund’s participation in the Interfund Lending Program is consistent with its investment objectives, investment restrictions, policies, limitations, and organizational documents.

IV.	STATUTORY PROVISIONS

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to sell a security it issues to another investment company or purchase any security issued by any other investment company except in accordance with the limitations set forth in that Section.

Section 17(a)(1) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly selling securities or other property to the investment company when acting as principal.

Section 17(a)(2) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly purchasing securities or other property from the investment company when acting as principal.

Section 17(a)(3) of the Act generally prohibits any affiliated person, or affiliated person of such a person, from borrowing money or other property from a registered investment company when acting as principal.

Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company.

Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by a Commission order upon application.

Section 2(a)(3)(C) of the Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Section 2(a)(9) of the Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company,” but excludes situations in which “such power is solely the result of an official position with such company.”

Section 18(f)(1) of the Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company. Under Section 18(g) of the Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and an evidence of indebtedness.

Section 6(c) of the Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act.

Section 12(d)(1)(J) of the Act provides that by order upon application the Commission also may exempt persons, securities or transactions from any provision of Section 12(d)(1) of the Act “if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

Section 17(b) of the Act generally provides that the Commission may grant applications and issue orders exempting a proposed transaction from the provisions of Section 17(a) of the Act provided that (1) the terms of the transaction, including the compensation to be paid or received, are reasonable and fair and do not involve any overreaching, (2) the proposed transaction is consistent with the policy of each registered investment company as recited in its registration statement, and (3) the proposed transaction is consistent with the general purposes of this title.

Rule 17d-1(b) under the Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

V.	REQUEST FOR ORDER

In connection with the Interfund Lending Program, Applicants request an order under (i) Section 6(c) of the Act granting relief from Sections 18(f) and 21(b) of the Act; (ii) Section 12(d)(1)(J) of the Act granting relief from Section 12(d)(1) of the Act; (iii) Sections 6(c) and 17(b) of the Act granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and (iv) Section 17(d) of the Act and Rule 17d-1 under the Act.

A.  Conditions of Exemption

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	The Interfund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

2.

On each business day when an interfund loan is to be made, the Interfund Lending Program Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is (i) more favorable to the lending Fund than the Repo Rate, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

3.

If a Fund has outstanding Bank Borrowings, any Interfund Loan to the Fund will: (i) be at an interest rate equal to or lower than the interest rate of any outstanding bank loan; (ii) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default by the Fund, will automatically (without need for action or notice by the lending Fund), constitute an immediate event of default under the Interfund Lending Agreement, which both (aa) entitles the lending Fund to call the Interfund Loan immediately and exercise all rights with respect to any collateral and (bb) causes the call to be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.

A Fund may borrow on an unsecured basis through the Interfund Lending Program only if the relevant borrowing Fund’s outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the borrowing Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the lending Fund’s Interfund Loan will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a borrowing Fund’s total outstanding borrowings immediately after an Interfund Loan would be greater than 10% of its total assets, the Fund may borrow through the Interfund Lending Program only on a secured basis. A Fund may not borrow through the Interfund Lending Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets.

5.

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, it must first secure each outstanding Interfund Loan to a Fund by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter either (i) repay all its outstanding Interfund Loans to other Funds, (ii) reduce its outstanding indebtedness to other Funds to 10% or less of its total assets, or (iii) secure each outstanding

Interfund Loan to other Funds by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan to Funds at least equal to 102% of the outstanding principal value of the Interfund Loans.

6.

No Fund may lend to another Fund through the Interfund Lending Program if the loan would cause its aggregate outstanding loans through the Interfund Lending Program to exceed 15% of its current net assets at the time of the loan.

7.	A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.

8.

The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.

A Fund’s borrowings through the Interfund Lending Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of a Fund’s sales fails for the preceding seven calendar days.

10.	Each Interfund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11.	A Fund’s participation in the Interfund Lending Program must be consistent with its investment objectives, policies, limitations and organizational documents.

12.

The Interfund Lending Program Team will calculate total Fund borrowing and lending demand through the Interfund Lending Program, and allocate Interfund Loans on an equitable basis among the Funds, without the intervention of any portfolio manager. The Interfund Lending Program Team will not solicit cash for the Interfund Lending Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. The Interfund Lending Program Team will invest all amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

13.

The Interfund Lending Program Team will monitor the Interfund Loan Rate charged and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Boards concerning the participation of the Funds in the Interfund Lending Program and the terms and other conditions of any extensions of credit under the Interfund Lending Program.

14.

Each Board, including a majority of its Independent Trustees, will (i) review, no less frequently than quarterly, the participation of each Fund it oversees in the Interfund Lending Program during the preceding quarter for compliance with the conditions of any order permitting such participation; (ii) establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans; (iii) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula and; (iv) review, no less frequently than annually, the continuing appropriateness of the participation in the Interfund Lending Program by each Fund it oversees.

15.

Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the Interfund Lending Program occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan is made on overnight repurchase agreements and Bank Borrowings, and such other information presented to the Boards of the Funds in connection with the review required by conditions 13 and 14.

16.

In the event an Interfund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, the Adviser to the lending Fund promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans. If the dispute involves Funds that do not have a common board, the board of each Fund will select an independent arbitrator that is satisfactory to each Fund. The arbitrator will resolve any dispute promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

17.

The Adviser will prepare and submit to the Board for review an initial report describing the operations of the Interfund Lending Program and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the Interfund Lending Program, the Adviser will report on the operations of the Interfund Lending Program at each Board’s quarterly meetings. Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the Act, shall prepare an annual report for its Board each year that the Fund participates in the Interfund Lending Program, that evaluates the Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance. Each Fund’s chief compliance officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the Interfund Lending Program, that certifies that the Fund and its Adviser have implemented procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

a.	that the Interfund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate;

b.	compliance with the collateral requirements as set forth in the Application;

c.	compliance with the percentage limitations on interfund borrowing and lending;

d.	allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board; and

e.	that the Interfund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the Interfund Loan.

Additionally, each Fund’s independent registered public accountants, in connection with their audit examination of the Fund, will review the operation of the Interfund Lending Program for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

18.

No Fund will participate in the Interfund Lending Program, upon receipt of requisite regulatory approval, unless it has fully disclosed in its registration statement on Form N-1A (or any successor form adopted by the Commission) all material facts about its intended participation.

VI.	STATEMENTS IN SUPPORT OF THE EXEMPTION

A.  Discussion of Precedents

The Commission has granted orders permitting numerous fund complexes to establish an interfund credit facility based on conditions substantially the same to those proposed in this Application, including: Northern Funds, Investment Company Act Rel. Nos. 29368 (July 23, 2010) (notice), and 29381 (August 18, 2010) (order) (“Northern Funds Order”); MFS Series Trust I et al., Investment Company Act Rel. Nos. 29827 (Sept. 30, 2011) (notice), and 29849 (Oct. 26, 2011) (order) (“MFS Order”); Principal Funds, Inc., Investment Company Act Rel. Nos. 29824 (Sept. 29, 2011) (notice), and 29843 (Oct. 25, 2011) (order) (“Principal Funds Order”); John Hancock Variable Insurance Trust et al., Investment Company Act Rel. Nos. 29865 (Nov. 18, 2011) (notice), and 29885 (Dec. 14, 2011) (order) (“John Hancock Order”); and Fidelity Aberdeen Street Trust et al., Investment Company Act Rel. Nos. 30258 (Nov. 6, 2012) (notice), and 30288 (Dec. 3, 2012) (order) (“Fidelity Order”); DFA Investment Dimensions Group Inc. et al., Investment Company Act Rel. Nos. 30976 (Mar. 7, 2014) (notice), and 31001 (Apr. 2, 2014) (order) (“DFA Order”); Vanguard Admiral Funds, et al., Investment Company Act Rel. Nos. 31021 (Apr. 17, 2014) (notice), and 31044 (May 13, 2014) (order) (“Vanguard Order”); Ivy Funds, et al., Investment Company Act Rel. Nos. 31068 (June 2, 2014) (notice), and 31138 (June 30, 2014) (order) (“Ivy Funds Order”); BMO Funds, Inc., et al., Investment Company Act Rel. Nos. 31146 (July 2, 2014) (notice), and 31193 (July 30, 2014)

(order) (“BMO Order”); JNL Series Trust, et al., Investment Company Act Rel. Nos. 31261 (Sept. 24, 2014) (notice), and 31297 (Oct. 20, 2014) (order) (“JNL Order”); PNC Funds, et al., Investment Company Act Rel. Nos. 31976 (Feb. 1, 2016) (notice), and 32010 (Feb. 29, 2016) (order) (the “PNC Order”); AMCAP Fund, et al., Investment Company Act Rel. Nos. 32049 (Mar. 24, 2016) (notice), and 32077 (Apr. 19, 2016) (order) (the “AMCAP Order”); Bridge Builder Trust, et al., Investment Company Act Rel. Nos. 32103 (May 4, 2016) (notice), and 32135 (June 1, 2016) (order) (the “Bridge Builder Order”); TCW Alternative Funds, et al., Investment Company Act Rel. Nos. 32113 (May 11, 2016) (notice), and 32141 (June 7, 2016) (order) (the “TCW Order”); and Nationwide Mutual Funds, et al., Investment Company Act Rel. Nos. 32115 (May 16, 2016) (notice), and 32148 (June 13, 2016) (order) (the “Nationwide Order”).

Applicants seek relief from Section 17(a)(2) to the extent that the granting of a security interest by a Fund to another Fund could be deemed to be a knowing “purchase” of a security. Although the term “purchase” is not necessarily inclusive of transfers of all kinds of property rights or equitable interests, including pledges, Applicants contend that the taking of a pledge or security interest in the property of a borrowing by a lending Fund, could be deemed to be a “purchase” by the lending Fund. Applicants believe that since a pledge could be construed to be a purchase and since all prior applicants conditioned their application on granting pledges under certain circumstances, accordingly, Applicants believe that relief from Section 17(a)(2) of the Act is appropriate to assure that the borrowing Funds can pledge their securities as contemplated by Applicants’ proposed Condition of Exemption 5. The Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFA Order, Vanguard Order, Ivy Funds Order, BMO Order, JNL Order, PNC Order, AMCAP Order, Bridge Builder Order, TCW Order, and Nationwide Order in particular, are very strong precedent for the relief requested by Applicants insofar as the process used in those applications to administer interfund loans are indistinguishable from that which Applicants propose to use. The Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFA Order, Vanguard Order, Ivy Funds Order, BMO Order, JNL Order, PNC Order, AMCAP Order, Bridge Builder Order, TCW Order, and Nationwide Order also each grant relief from Section 17(a)(2), as would the present application.

B.  Discussion in Support of the Application

The proposed Interfund Lending Program is intended to be used by the Funds solely as a means of (i) reducing the cost incurred by the Funds in obtaining custodian overdrafts for temporary purposes, and (ii) increasing the return received by the Funds in the investment of their daily cash balances. Other than their receipt of its fees under the investment management and administrative agreements with each Fund, the Adviser has no pecuniary or other stake in the Interfund Lending Program.

Before the Funds participate in the proposed InterFund Program, the Independent Trustees will carefully consider the benefits and possible additional risks to the Funds as a result of their participation in the proposed InterFund Program and conclude that participation in the proposed InterFund Program would be in the best interests of the Funds. The Independent Trustees of any Fund that determines to participate in the proposed InterFund Program in the future would be required to make a similar determination before such Fund could participate in the proposed InterFund Program. As part of the Board’s review of the continuing appropriateness of a Fund’s participation in the InterFund Program as required by condition 14, the Board of each Fund, including a majority of the Independent Trustees, also will review the process in place to appropriately assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund’s liquidity risk; and (ii) if the Fund participates as a borrower, whether the Fund’s portfolio liquidity is sufficient to satisfy its obligations under the facility along with its other liquidity needs.

The significant benefits to be derived from participation in the Interfund Lending Program will be shared both by lending Funds and borrowing Funds. The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in overnight repurchase agreements or other short-term investments, and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements or through custodian overdrafts. Interfund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the Interfund Lending Program Team will compare the Interfund Loan Rate set under the interest rate formula with the available Bank Loan Rate and Repo Rate on each business day that an Interfund Loan is made. (It is not anticipated that the Interfund Lending Program Team will compare rates on days when no lending or borrowing will be necessary.)

A Fund could participate in the proposed Interfund Lending Program only if the Interfund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate.

Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk. The Applicants believe that the risk of default on Interfund Loans would be de minimis, given the asset coverage requirements for any Interfund Loan, the liquid nature of most Fund assets, and the conditions governing the Interfund Lending Program.

The Interfund Lending Program has been designed to serve as a supplemental source of credit only for the Funds’ normal short-term borrowing and short-term cash investment activities, which involve no significant risks of default.

As determined by the Trustees, a Fund will be able to borrow under the Interfund Lending Program on an unsecured basis only if the Fund’s total outstanding borrowings immediately after the Interfund Loans are 10% or less of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its Interfund Loans also would be secured on the same basis. If any other lender to a borrowing Fund imposes conditions with respect to the quality of or access to collateral securing a borrowing, the Fund’s collateral for any Interfund Loan will be subject to the same conditions (if the other lender is another Fund) or the same or better conditions (in any other circumstance). A Fund could borrow under the Interfund Lending Program only on a secured basis if its total outstanding borrowings from all lenders immediately after the Interfund Loans amounted to more than 10% of its assets. A Fund may not borrow through the Interfund Lending Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets.

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its total outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter (i) repay all its outstanding Interfund Loans; (ii) reduce its total outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of each Interfund Loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for above shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the loan.

The Applicants have further concluded that, given these asset coverage limits and the other conditions discussed herein, any Interfund Loan would represent “high quality” debt with minimal risk, fully comparable with, and in many cases superior to, other short-term investments available to the Funds. It is anticipated that Money Market Funds will (in order to comply with Rule 2a-7) lend on an interfund basis only if the requisite determinations contemplated by that Rule have been made by that Fund’s Adviser. It is further anticipated that a Fund would extend an Interfund Loan only if the borrowing Fund’s total outstanding borrowings immediately after the Interfund Loan are 10% or less of its assets (1,000% asset coverage). In the relatively few instances when a Fund would extend an Interfund Loan to a borrower with outstanding loans immediately after the Interfund Loan representing more than 10% of its total assets (up to the 33 1/3% limit for Funds), the loan would be fully secured by segregated assets, as well as protected by the limit on borrowings from all sources.

In addition, if a Fund borrows from one or more banks, all Interfund Loans to the Fund will become subject to at least equivalent terms and conditions with respect to, collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral, a lending Fund would also require the borrowing Fund to pledge collateral on the same basis regardless of the level of the borrowing Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending Fund also would call its loan. In addition, the maturity of an Interfund Loan would never be longer than that of any outstanding bank loan and would in no event exceed seven days. Thus, all Interfund Loans to a Fund would have at least the same level of protection as required by any third-party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the Interfund Loans, the ability of lending Funds to call Interfund Loans on any business day, and the fact that the Independent Trustees will exercise effective oversight of the

Interfund Lending Program, Applicants believe Interfund Loans to be comparable in credit quality to other high quality money market (short-term) instruments that are of a high credit quality and present minimal credit risk. Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for Interfund Loans except on the few occasions when a Fund’s total outstanding borrowings represent more than 10% of its total assets (or when a third-party lending bank with an outstanding loan to the Fund requires collateral). Moreover, with respect to loans when the Fund’s total borrowings represent less than 10% of its assets, collateralizing each Interfund Loan would be burdensome and expensive and would reduce or eliminate the benefits from the Interfund Lending Program. Collateralization and segregation would provide no significant additional safeguard in light of (i) the high credit quality and liquidity of the borrowing Funds, (ii) the 1,000% or greater asset coverage standard for unsecured Interfund Loans, (iii) the demand feature of Interfund Loans, and (iv) the fact that the program for both the borrowing and lending Funds would be administered by the Interfund Lending Program Team subject to the oversight of the Independent Trustees.

Applicants, however, are sensitive to the need for adequate safeguards in the unlikely event of a loan default, no matter how remote. They also have considered safeguards in the unlikely event of a payment dispute between a lending and borrowing Fund. To address these concerns, the Applicants propose the following:

1.

Each lending Fund’s aggregate Interfund Loans to all Funds will be limited to 15% of its current net assets at the time the Interfund Loan is made. Although the Boards and Independent Trustees believe Interfund Loans will be of substantially comparable (if not superior) quality and liquidity to overnight repurchase agreements or other comparable short-term instruments, the Funds will impose the foregoing limit on their Interfund Loans as an additional safeguard against the possibility, however remote, that a default by a borrowing Fund might impact a lending Fund’s liquidity.

2.

In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Loan Agreement, the Interfund Lending Program Team promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will act as arbitrator of disputes concerning Interfund Loans and will have binding authority to resolve any disputes promptly. In the event that the Funds do not have common Boards, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

Applicants believe that the program would involve no realistic risk resulting from potential conflicts of interest. The Adviser and any Sub-Adviser, through the Interfund Lending Program Team, would administer the Interfund Lending Program as a disinterested fiduciary and would receive no additional compensation in connection with the Interfund Lending Program. This means the Interfund Lending Program Team will not collect any additional fees in connection with the administration of the Interfund Lending Program (i.e., they will not collect: standard pricing, record keeping, book keeping or accounting fees in connection with the Interfund Lending Program).

The Interfund Lending Program would not present any significant potential that one Fund might receive a preferential rate to the disadvantage of another Fund. Under the terms of the Interfund Lending Program, the Funds would not negotiate interest rates between themselves and neither the Adviser nor the Interfund Lending Program Team would set rates in its discretion. Rather, rates would be set pursuant to a pre-established formula, approved by the Board of each Fund which would be a function of the current rates quoted by independent third-parties for short-term bank borrowing and for overnight repurchase agreements. All Funds participating in the Interfund Lending Program on any given day would receive the same rate.

There also is no realistic potential that one Fund’s portfolio manager might maintain or expand his or her Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund.

First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Interfund Lending Program Team. As discussed above, the Interfund Lending Program Team will accumulate data at least once on each business day on the Fund’s total short-term borrowing needs to meet net redemptions and to cover sales fails and the Fund’s total uninvested cash positions. The Interfund Lending Program Team operates and would continue to operate independently of the Funds’ portfolio managers. The Interfund Lending Program Team would not solicit cash for the Interfund Lending Program from any Fund or disseminate borrowing demand data to any portfolio manager that is not a member of the Interfund Lending Program Team. The Interfund Lending Program Team would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to direct that his or her Fund’s cash balance be loaned to any particular Fund or otherwise intervene in the allocation of loans by the Interfund Lending Program Team. The Interfund Lending Program Team will invest cash amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the relevant portfolio manager or return remaining amounts to the Funds.

Second, the Funds’ portfolio managers typically limit their Funds’ cash balance reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds. A Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities. Since each manager’s compensation is related in part to his or her Fund’s performance record, it would be contrary to the self-interest of the portfolio manager to jeopardize his or her Fund’s performance in order to extend additional credit to other Funds.

Third, a portfolio manager’s decision regarding the amount of his or her Fund’s invested cash balance would be unlikely to affect the ability of other Funds to obtain Interfund Loans. Applicants anticipate that, whenever the Interfund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing Funds.

For all the foregoing reasons, and subject to the above conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c), 12(d)(1)(J) and 17(b) of the Act and in Rule 17d-1 thereunder.

1.	Exemption from Section 17(a)(3) and 21(b) of the Act.

Transamerica Asset Management, Inc. is the Adviser of each Fund, the Board is the same for the Funds and the Funds share the same principal officers, and, in the future, newly organized Funds may have the same Board and many of the same principal officers as the currently existing Funds. Although the power of the trustees and officers of the Funds arise solely as a result of their official positions with the Funds, in view of the overlap of trustees and officers among the Funds, the Funds might be deemed to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the Act. Therefore, Applicants seek exemption from Sections 17(a)(3) and 21(b) of the Act, which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company. The Applicants also seek exemption from Sections 17(a)(3) and 21(b) of the Act to the extent that the certain of the Funds could be deemed to be under common control by virtue of having Transamerica Asset Management, Inc. as their common investment adviser.

2.	Exemption from Section 17(a)(1), 17(a)(2) and 17(a)(3) Pursuant to Section 17(b) of the Act.

For the reasons set forth below, each of the conditions for relief granted pursuant to Section 17(b) of the Act have been satisfied by the Applicants.

a.	The Terms of the Proposed Transactions are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.

Applicants submit that the Interfund Loans will be on terms which are reasonable and fair to all participating Funds and that substantially eliminate opportunities for overreaching. As discussed herein, interest rates for all Interfund Loans will be based on the same objective and verifiable standard – i.e., the average of (1) the Repo Rate and (2) the Bank Loan Rate. Thus, the rate for a borrowing Fund will be lower and, for a lending Fund will be higher, than that otherwise available to them. Because the interest rate formula is objective and verifiable, and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the Interfund Lending Program Team and matched on an equitable basis pursuant to procedures approved by the Fund’s Board, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by each Fund’s Board, including the Independent Trustees, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

b.	The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds’ Registration Statements.

All borrowings and Interfund Loans by the Funds will be consistent with the organizational documents, registration statement, and investment restrictions, policies and limitations of the respective Funds. The registration statement for each Fund discloses or will disclose the extent to which the respective Fund may borrow money for temporary or emergency purposes.

c.	The Proposed Transactions Will Be Consistent with the General Purposes of the Act.

The general purposes of the Act are to mitigate and, so far as feasible, to eliminate the conditions enumerated in Section 1(b) of the Act. Section 1(b)(7) declares that the national public interest and the interest of investors are adversely affected when investment companies by excessive borrowing increase unduly the speculative character of their shares. Applicants submit that there are ample protections in the proposed conditions to preclude the use of Interfund Loans to unduly increase the speculative nature of any Fund. Each Interfund Loan will have a maturity of seven days or less, making it inherently unsuitable for creating leverage in the Fund through the purchase of additional securities. These are marked to market securities that are not speculative. Funds have the ability to make loans to entities that are higher risk than the other Funds. A Fund’s borrowings through the proposed Interfund Lending Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. Accordingly, the Interfund Loans could not be used to increase the speculative character of the borrowing Fund. Therefore, the proposed Interfund Lending Program is fully consistent with the general purposes of the Act. Moreover, the terms of each Interfund Loan will be fair to each Fund and will be preferable to either investing in short-term investments from the perspective of the lending Fund or borrowing from a bank from the perspective of the borrowing Fund.

Section 21(a) of the Act provides that a registered management investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the Act require that registered investment companies must disclose the extent to which (if at all) they intend to engage in borrowing money and making loans to other persons. A Fund would include disclosure regarding the Interfund Lending Program in its registration statement as long as the Fund participates in the Interfund Lending Program.

The Interfund Lending Program is consistent with the overall purpose of Sections 17(a)(3) and 21(b) of the Act. These Sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders. The proposed transactions do not raise such concerns because (i) the Adviser, through the Interfund Lending Program Team members, would administer the Interfund Lending Program as disinterested fiduciaries as part of their duties under the investment management and administrative agreements with each Fund; (ii) all Interfund Loans would consist only of uninvested cash reserves that the Fund otherwise would invest in short-term repurchase agreements or other short-term investments; (iii) the Interfund Loans would not involve a greater risk than such other investments; (iv) the lending Fund would receive interest at a rate higher than it could obtain through such other investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements or through custodian overdrafts. Moreover, the other conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

The affiliated borrowing transactions covered by Section 21(b) of the Act are also covered by Section 17(a)(3). To the extent that Congress intended Section 21(b) of the Act to cover some more specific abuse, the Section appears to have been directed at prohibiting upstream loans.5 The lending transactions at issue here, of course, do not involve upstream loans.

3.	Exemptions from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the Act.

Applicants do not concede that the proposed Interfund Lending Program would involve transactions by any “affiliated persons” of a Fund. Applicants further submit that the proposed Interfund Lending Program would involve neither the issuance or sale of any “security” by a borrowing Fund to a lending Fund nor the purchase of any “security” by a lending Fund from a borrowing Fund, within the meaning of Sections 17(a)(1), 17(a)(2) or 12(d)(1) of the Act. However, because of the broad definition of a “security” in Section 2(a)(36) of the Act, the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1); similarly, the pledge of 17(a)(2) securities to secure an Interfund Loan by the borrowing Fund to the lending Fund could constitute a “purchase” of securities for the purposes of Section 17(a)(2). Thus, the Applicants seek relief from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the Act with respect to the Funds participation in the proposed Interfund Lending Program.

The requested relief from Section 17(a)(2) of the Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the

[5]	See S. Rep. No. 1775, 76th Cong., 3d Sess. 15 (1940); House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940).

quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an Interfund Loan will be available solely to secure repayment of such Interfund Loan.

Applicants submit that the requested exemptions are appropriate, in the public interest, and consistent with the protection of investors and policies and purposes of the Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the Act.

Furthermore, Applicants submit that the proposed Interfund Lending Program does not involve the type of abuse at which Section 12(d)(1) of the Act was directed. Section 12(d)(1) of the Act imposes certain limits on an investment company’s acquisition of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies. In the instant case, the entire purpose of the proposed Interfund Lending Program is to provide economic benefits for all the participating Funds and their shareholders. The Adviser or Sub-Adviser, through the Interfund Lending Program Team, would administer the Interfund Lending Program as disinterested fiduciaries and disinterested parties, to ensure fair treatment of all the Funds and their shareholders, and the Adviser or Sub-Adviser will receive no additional compensation for its services in administering the Interfund Lending Program. There would be no duplicative costs or fees to the Funds or their shareholders.

4.	Order Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder.

Applicants also believe that the proposed Interfund Lending Program would not involve any “joint transaction,” “joint enterprise” or “joint profit sharing arrangement” with any affiliated person subject to Section 17(d) of the Act and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under Section 17(d) of the Act and Rule 17d-1 thereunder to the extent that they may be deemed applicable to the proposed Interfund Lending Program.

Section 17(d) of the Act, like Section 17(a) of the Act, was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) of the Act is to avoid overreaching and an unfair advantage to insiders.6 For the same reasons discussed above with respect to Section 17(a) of the Act, participation in the Interfund Lending Program would not involve overreaching or an unfair advantage. Furthermore, the Interfund Lending Program is consistent with the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed herein, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Fund’s participation in the proposed Interfund Lending Program would be on terms that are no less advantageous than that of any other participating Fund.

[6]	See e.g., Hearings on S. 3580 Before A Subcommittee of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

5.	Exemption from Section 18(f)(1) of the Act.

Applicants also request exemptive relief under Section 6(c) of the Act from Section 18(f)(1) of the Act to the limited extent necessary to implement the Interfund Lending Program (because the lending Funds are not banks). Section 18(f)(1) of the Act prohibits registered open-end investment companies from issuing “any class of senior security . . . , except that any such registered company shall be permitted to borrow from any bank: [p]rovided, [t]hat immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company . .. .” Applicants seek exemption from this provision only to the limited extent necessary to allow a Fund to borrow through the Interfund Lending Program, subject to all the conditions proposed herein, including the condition that immediately after any unsecured borrowing, there is at least 1,000% asset coverage for all Interfund Loans of the borrowing Fund. Collateralized borrowings under the Interfund Lending Program would require at least a three to one ratio of asset coverage to debt. The Funds would remain subject to the requirement of Section 18(f)(1) of the Act that all borrowings of the Fund, including the combined Interfund Loans and bank borrowings, have at least 300% asset coverage.

Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Funds to borrow from other Funds pursuant to the proposed Interfund Lending Program is fully consistent with the purposes and policies of Section 18(f)(1) of the Act. Applicants further submit that the exemptive relief requested is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings and it will enable lending Funds to earn a higher return on the uninvested cash balances without materially increased risk and without involving any overreaching.7

VII.	CONCLUSION

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions described above, would be reasonable and fair, would not involve overreaching and would be consistent with the investment policies of the Funds and with the general purposes of the Act. Applicants also submit that their participation by the Funds in the Interfund Lending Program would be consistent with the provisions, policies, and purposes of the Act, and would be on a basis that is no different from or less advantageous than that of any other participant.

[7]

Applicants acknowledge that the issuance of Interfund Loans may be subject to other regulatory requirements in addition to the Act, including the Federal Reserve Board’s Regulation U. Applicants will comply with any such requirements, to the extent applicable.

VIII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants hereby state that the address of the Funds and Adviser is as follows:

1801 California Street, Suite 5200

Denver, Colorado 80202

Please direct all questions or communications concerning this Application to:

Tané T. Tyler, Esq.

Director, Vice President, Associate General Counsel,

Chief Legal Officer and Secretary

Transamerica Asset Management, Inc.

1801 California Street, Suite 5200

Denver, Colorado 80202

Phone: (720) 493-4256

Email: tane.tyler@transamerica.com

Copies to:

Paul B. Raymond, Esq.

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, Massachusetts 02110

Phone: (617) 951-8567

Fax: (617) 951-8736

Email: paul.raymond@morganlewis.com

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application. The Authorizations required by Rule 0-2(c) under the Act are included in this application as Exhibits A-1 through A-3. The Verifications required by Rule 0-2(d) under the Act are included in this application as Exhibits B-1 through B-3.

The Applicants request that the Commission issue the requested exemptive order without a hearing pursuant to Rule 0-5 under the Act.

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IX.	SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 26th day of October 2016 except as otherwise noted.

Respectfully submitted,

TRANSAMERICA FUNDS

By:	/s/ Tané T. Tyler
Name:	Tané T. Tyler
Title:	Vice President, Associate General
Counsel, Chief Legal Officer and Secretary

TRANSAMERICA SERIES TRUST

By:	/s/ Tané T. Tyler
Name:	Tané T. Tyler
Title:	Vice President, Associate General
Counsel, Chief Legal Officer and Secretary

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Tané T. Tyler
Name:	Tané T. Tyler
Title:	Director, Vice President,
Associate General Counsel, Chief Legal Officer and Secretary

Exhibit Index

Exhibit No.	Exhibit Description

A-1	Authorization of Transamerica Funds

A-2	Authorization of Transamerica Series Trust

A-3	Authorization of Transamerica Asset Management, Inc.

B-1	Verification of Transamerica Funds

B-2	Verification of Transamerica Series Trust

B-3	Verification of Transamerica Asset Management, Inc.

Exhibit A-1

AUTHORIZATION

TRANSAMERICA FUNDS

I, Tané T. Tyler, do hereby certify that I am the Secretary of Transamerica Funds (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Funds be, and each hereby is, authorized to prepare, or caused to be prepared, executed and filed with the Securities and Exchange Commission an application (“Application”) and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, as described at this meeting and as may otherwise be necessary to permit the Funds to lend to and borrow cash from other Funds at rates determined in accordance with the terms of any such order granted by the Securities and Exchange Commission; and

FURTHER RESOLVED, that the Application shall be executed by or on behalf of the Trust by one or more of its officers, and that the officers of the Trust are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 26th day of October 2016.

By:	/s/ Tané T. Tyler
Name:	Tané T. Tyler
Title:	Secretary

Exhibit A-2

AUTHORIZATION

TRANSAMERICA SERIES TRUST

I, Tané T. Tyler, do hereby certify that I am the Secretary of Transamerica Series Trust (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Funds be, and each hereby is, authorized to prepare, or caused to be prepared, executed and filed with the Securities and Exchange Commission an application (“Application”) and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, as described at this meeting and as may otherwise be necessary to permit the Funds to lend to and borrow cash from other Funds at rates determined in accordance with the terms of any such order granted by the Securities and Exchange Commission; and

FURTHER RESOLVED, that the Application shall be executed by or on behalf of the Trust by one or more of its officers, and that the officers of the Trust are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 26th day of October 2016.

By:	/s/ Tané T. Tyler
Name:	Tané T. Tyler
Title:	Secretary

Exhibit A-3

AUTHORIZATION

TRANSAMERICA ASSET MANAGEMENT, INC.

I, Tané T. Tyler, do hereby certify that I am the Secretary of Transamerica Asset Management, Inc. (“TAM”). I further certify that the following resolutions were duly adopted by the Board of Directors of TAM and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of TAM be, and each hereby is, authorized to prepare, or caused to be prepared, executed and filed with the Securities and Exchange Commission an application (“Application”) and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, as described at this meeting and as may otherwise be necessary to permit the Funds to lend to and borrow cash from other Funds at rates determined in accordance with the terms of any such order granted by the Securities and Exchange Commission; and

FURTHER RESOLVED, that the Application shall be executed by or on behalf of TAM by one or more of its officers, and that the officers of TAM are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 26th day of October 2016.

By:	/s/ Tané T. Tyler
Name:	Tané T. Tyler
Title:	Secretary

Exhibit B-1

VERIFICATION

The undersigned states that (i) she has duly executed the attached Application, dated October 26, 2016, for and on behalf of Transamerica Funds; (ii) that she is the Vice President, Associate General Counsel, Chief Legal Officer and Secretary thereof; and (iii) all action by board members and other bodies necessary to authorize her to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TRANSAMERICA FUNDS

By:	/s/ Tané T. Tyler
Name:	Tané T. Tyler
Title:	Vice President, Associate General
Counsel, Chief Legal Officer and Secretary

Exhibit B-2

VERIFICATION

The undersigned states that (i) she has duly executed the attached Application, dated October 26, 2016, for and on behalf of Transamerica Series Trust; (ii) that she is the Vice President, Associate General Counsel, Chief Legal Officer and Secretary thereof; and (iii) all action by board members and other bodies necessary to authorize her to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TRANSAMERICA SERIES TRUST

By:	/s/ Tané T. Tyler
Name:	Tané T. Tyler
Title:	Vice President, Associate General
Counsel, Chief Legal Officer and Secretary

Exhibit B-3

VERIFICATION

The undersigned states that (i) she has duly executed the attached Application, dated October 26, 2016, for and on behalf of Transamerica Asset Management, Inc.; (ii) that she is the Director, Vice President, Associate General Counsel, Chief Legal Officer and Secretary thereof; and (iii) all action by board members and other bodies necessary to authorize her to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Tané T. Tyler
Name:	Tané T. Tyler
Title:	Director, Vice President,
Associate General Counsel, Chief Legal Officer and Secretary